Exhibit 99.115

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD INTERSECTS WIDE, HIGH-GRADE GOLD MINERALIZATION
AT BELL CREEK MINE, DEVELOPMENT ALONG NORTH A ZONE PROGRESSING

•                  Surface ramp reaches 320 Level and crosscuts through high-grade mineralization in North A Zone.

•                 Exposes over 3 metre wide, high-grade vein structure with multiple occurrences of visible gold.

•                  BC180-225 intersects 6.95 gpt over 8.60 m, BC180-231 intersects 5.89 gpt over 3.90 m, BC180-228 intersects 9.53 gpt over 1.60 m, BC180-224 intersects 7.95 gpt over 1.50 m and BC180-221 intersects 7.81 gpt over 1.50 m below 320 Level.

•                 Confirms continuity and grade of mineralization between 300 and 360 Levels.

•                  BC210-258 intersects 7.49 gpt over 7.40m, BC210-257 intersects 5.03 gpt over 8.20m, and BC210-255 intersects 8.50 gpt over 4.00m above and near eastern limit of 300 Level development and drilling.

•                 Expands North A Zone to east and above 300 Level.

•                  North A Zone carries minimum 500 metre strike length, remains open to east and west.

•                  Company on track to release first National Instrument (“NI”) 43-101 resource for Bell Creek Complex during fourth quarter 2010.

Toronto, Ontario (September 20, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced that the new access ramp being developed from surface at the Bell Creek Mine has reached the 320 Level and intersected high-grade mineralization in the North A Zone (the “Zone”) with a development cross cut. The Company is now developing east and west along mineralization on the Zone. In addition, the Company reported several wide, high-grade intersections from the initial 15 holes (3,261 metres) of underground drilling to test the North A Horizon between the 300 and 360 metre levels. The 320 Level is 20 metres below the previous deepest level of the mine. This drilling and development program is designed to confirm and expand mineralization outlined in this area from previous wide-spaced drilling and to support first NI 43-101 mineral resource estimates.

Tony Makuch, President and CEO of Lake Shore Gold, commented “Reaching the North A Zone on the 320 Level is a major milestone for Lake Shore Gold as we move forward with development for delineation of the gold mineralization at the Bell Creek Mine. At this point, the development along the Zone on the 320 Level is proceeding well and reached approximately 25 metres east and 15 metres west of the crosscut. Mineralization encountered in the development to date matches our expectations from surface diamond drilling, and shows a distinct east-west trending and steeply southward dipping gold rich quartz vein and alteration zone with widths of up to 3.00 metres. Numerous occurrences of coarse visible gold have been recognized in the muck pile and diamond drill core. The initial results of the underground drilling have also easily met our expectations and intersected high-grade gold values over widths up to 8.60 metres wide in areas below and east of the previous mine workings. This information supports our belief that Bell Creek will be a very successful mining project.

“Additional drilling to define and extend the mineralization will continue to target areas below the current underground development at Bell Creek, as well as at the Marlhill, Vogel and Wetmore properties. The Company remains on track to announce an initial resource for the Bell Creek Complex during the fourth quarter of 2010.”

Underground drilling was completed from cut-outs located on the 180 and 210 metre levels of the Bell Creek Mine. Eight of the holes (2,130 metres) were drilled from the 180 Level and were designed to test a block between the 300 Level and the 360 Level, immediately below the original mine workings, that will be the main focus for development on mineralization for the next six to twelve months. The results from drilling included 6.95 gpt over 8.60m in BC-180-225, 5.89 gpt over 3.90 m in BC180-231, 9.53 gpt over 1.60 m in BC180-228, 7.95 gpt over 1.50 m in BC180-224 and 7.81 gpt over 1.50 m in BC180-221.

Seven of the new holes (1,131 metres) were drilled from the east portion of the 210 Level and were designed to confirm and expand the North A Zone to the east of previously mined areas surrounding the 300 Level. These holes were successful and included 7.49 gpt over 7.40m in BC210-258, 5.03 gpt over 8.20m in BC210-257 and 8.50 gpt over 4.00m in BC210-255. BC210-255 and BC210-258 are in an untested area 60 to 80 metres east of previous Hole BC05-22, which intersected 7.83 gpt over 9.67m, and 60 to 80 metres below previous Hole BC05-28, which intersected 7.17 gpt over 5.10m. BC210-257 is located slightly above these holes. Testing along the structure along strike of these intersections to the east is limited and is considered to host excellent potential for the addition of new resources.

Of note, several of the newly reported intersections from the recent drilling contain widths that are substantially greater than the historic average of 2.00 metres. Based on the current and past drill results in the North A Zone, the minimum overall strike length of the Zone near the 320 Level is projected to be 500 metres with excellent potential for extension. Drilling is continuing on the 210 and 240 metre levels in order to complete the necessary infill drilling for resource definition and estimation, and to evaluate further extensions of the North A Zone to both the east and west. In addition, drilling is also ongoing from surface with five drills. Two of the surface drills are conducting further infill above the 1,000 Level with the other three testing for further extensions of mineralization to depth where previous drilling has indicated some of the widest and best-grade intersections to date. Testing is also ongoing at the Vogel and Wetmore properties.

Quality Control

The Company’s Qualified Person (“QP”) for the Bell Creek property is Ralph Koch, P.Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed at both SGS Minerals Services (BC180 series holes) and LSG - Bell Creek lab (BC210 series holes) using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 3.0 gpt are re-analyzed using a gravimetric finish. Any intervals showing visible gold (“VG”) as well as select intersections, based upon visual inspection of the core, are sometimes analyzed using the pulp metallic method. NQ size drill core is saw cut, and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to the SGS Minerals Services lab in Sudbury for preparation or the LSG - Bell Creek lab for preparation and analysis. The pulps from drill core sent to the SGS Minerals Services prep lab are shipped to the SGS Minerals Services lab in Don Mills for analysis.

The SGS Minerals Services labs are ISO 17025 certified. The LSG - Bell Creek lab conducts inhouse analysis of mill, underground and drill core samples and is not an ISO 9001-2000 registered laboratory.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property, as part of an underground advanced exploration program, through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Bell Creek Complex Underground - Significant Assay Results

Hole Number	East	North	Depth (m)	Target Zone	From	To	Intersection (gpt/m)
BC180-222	5640.60	5452.50	297.0	NA_HW	232.00	234.45	6.35/1.50m
				NA	244.50	246.00	3.03/1.50m
				NAEX	257.75	259.00	4.61/1.50m
				NAEX	261.70	262.50	3.13/1.50m
BC180-221	5640.60	5452.50	297.0	NA	261.90	262.60	7.81/1.50m
				NAEX	281.70	284.50	4.25/2.10m
BC180-223	5640.60	5452.50	252.0	NA	233.30	237.00	3.18/1.80m
BC180-224	5640.60	5452.50	270.0	NA	254.20	256.80	7.95/1.50m
BC180-225	5640.60	5452.50	240.0	NA	198.40	207.00	6.95/8.60m
BC180-227	5640.60	5452.50	291.0	NA	201.50	203.60	3.89/2.10m
BC180-228	5640.60	5452.50	252.0	W5F	78.10	81.40	5.84/2.60m
				NA	226.00	227.60	9.53/1.60m
BC180-231	5640.60	5452.50	231.0	NA	194.10	198.00	5.89/3.90m
BC210-255	5787.70	5512.00	174.0	NA	129.00	133.00	8.50/4.00m
BC210-256	5789.80	5511.00	141.0	NA	97.00	98.00	2.19/1.50m
BC210-257	5789.80	5511.00	150.0	NA	104.00	112.20	5.03/8.20m
BC210-258	5789.80	5511.00	144.0	NA	115.50	127.30	7.49/7.40m
BC210-259	5789.80	5511.00	177.0	NA	149.70	151.20	3.10/1.50m
BC210-260	5791.80	5510.30	144.0	NA	128.70	130.50	3.33/1.80m
BC210-261	5791.80	5510.30	201.0	NA	139.40	140.90	3.12/1.50m

1) Assays are reported uncut.

2) True widths are not reported at this time.

Figure 1. Long Section (Looking Northwest)

BC-210-257
5.03gpt/8.2m
300 Lv
Bell Creek
Shaft
320 Lv
BC-210-258
7.49gpt/7.4m
BC-180-231
5.89gpt/3.90m
BC-210-255
8.50gpt/4.0m
Ramp to
390 Lv
BC-180-225
6.95gpt/8.60m
BC-09-72
21.43gpt/4.9m